SOX CODE OF ETHICS

Volumetric Fund

CODE OF ETHICS FOR PRINCIPAL EXECUTIVES AND SENIOR OFFICERS

The Board of Directors (the “Board”) of Volumetric Fund, Inc. (the “Fund”) has adopted this SOX Code of Ethics (the “SOX Code”) for “Covered Officers” (principal executive officers and any person who performs a similar function), to encourage them to act in a manner consistent with the highest principles of ethical conduct.

Purposes of SOX Code

The purposes of this SOX Code are to:

•	Promote honest and ethical conduct by the Covered Officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Assist the Covered Officers in recognizing and avoiding conflicts of interest;

•	Promote full, fair, accurate, timely, and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Fund;

•	Promote compliance with applicable laws, rules, and regulations;

•	Encourage the prompt internal reporting to an appropriate person of violations of this SOX Code;

The Fund’s Chief Compliance Officer (the “CCO”) shall oversee the administration of this SOX Code.

Conduct Guidelines

The Fund has adopted the following guidelines under which the Covered Officers must perform their official duties and conduct the business affairs of the Fund.

•	Ethical and honest conduct. The Covered Officers must act with honesty and integrity and avoid violations of this SOX Code.

•	Conflicts of interest. Conflicts of interest may arise as a result of material transactions or business or personal relationships to which a Covered Officer may be a party. Any conflicts should be brought to the attention of the CCO.

•	Quality of information furnished to Fund service providers. The Covered Officers must at all times seek to furnish information to the Fund’s service providers (administrator, outside auditor, outside counsel, custodian, etc.) that is accurate and timely.

•	Quality of information included in Fund periodic reports. The Covered Officers must at all times endeavor to ensure full, fair, timely, accurate and understandable disclosure in the Fund’s periodic reports.

•	Compliance with laws. The Covered Officers must comply with the federal securities laws and other laws and rules applicable to the Fund.

•	Standard of care. Each of the Covered Officers must at all times act in good faith and with due care, competence and diligence, without knowingly misrepresenting material facts or allowing such Covered Officer’s independent judgment to be subordinated. The Covered Officers must conduct the affairs of the Fund in a responsible manner, consistent with this SOX Code.

•	Confidentiality of information. The Covered Officers must respect and protect the confidentiality of information acquired in the course of their professional duties, except when authorized by the Fund to disclose it or where disclosure is otherwise legally mandated. The Covered Officers may not use confidential information acquired in the course of their work for personal advantage.

•	Sharing of information and educational standards. The Covered Officers should share information with relevant parties to keep them informed of the business affairs of the Fund, as appropriate, and maintain skills important and relevant to the Fund’s needs.

•	Promotion of ethical conduct. The Covered Officers should at all times proactively promote ethical behavior among peers in their work environment.

•	Standards for recordkeeping. The Covered Officers must at all times endeavor to ensure that the Fund’s financial books and records are thoroughly and accurately maintained to the best of their knowledge in a manner consistent with applicable laws and this SOX Code.

Waivers of SOX Code

A Covered Officer may request a waiver of a provision of this SOX Code by submitting a request in writing to the CCO for review. The CCO, an executive officer of the Fund, or another appropriate person (such as a designated member of the Board or its Audit Committee), will decide whether to grant a waiver. Any waiver of this SOX Code would require Board approval. All waivers of this SOX Code must be disclosed to the shareholders of the Fund to the extent required by SEC rules.

Affirmation of the Code

The Covered Officers must affirm annually in writing that, among other things, they have received, read and understand this SOX Code. Thereafter, they must reaffirm as to such matters and affirm that they have complied with the requirements of this SOX Code.

Reporting Violations

In the event that a Covered Officer discovers or, in good faith, suspects a violation of this SOX Code, the Covered Officer must immediately report the violation or suspected violation to the CCO. The CCO may, in his or her discretion, consult with outside counsel, the Fund’s auditors, another member of the Fund’s senior management or the Board in determining how to address the suspected violation.

Covered Officers who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated as confidential to the extent possible.

Violations of SOX Code

Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this SOX Code, regardless of whether this SOX Code specifically refers to such particular conduct. A violation of this SOX Code may result in disciplinary action, up to and including removal as a Covered Officer. A variety of laws apply to the Fund and its operations, including the Securities Act of 1933, the Investment Company Act of 1940, state laws relating to duties owed by Fund officers, and criminal laws. The Fund will determine when and how to report a suspected criminal violation to the appropriate authorities, and will investigate, address and report, as appropriate, non-criminal violations.

Affirmation of SOX Code of Ethics for Principal Executive and Senior Officers

Re: SOX Code of Ethics for Covered Officers of Volumetric Fund (the “Fund”)

To: Chief Compliance Officer of the Fund

I have received, have read, understand and agree to comply with the Fund’s SOX Code of Ethics (the “Code”), dated December 3, 2025. I hereby affirm that during the past year, I have complied with the Code.

I will not retaliate against any employee subordinate for good faith reports of potential violations of the Code. I will notify the Fund’s Chief Compliance Officer if I observe any irregularities or violations of the Code.

Signature:

  Printed Name:

  Date: _____________________

Approved: December 3, 2025